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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25
                                                 Commission File Number: 0-23383

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
[ ] Form N-SAR     [ ] Form N-CSR

         For Period Ended: December 31, 2004
                           -----------------

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ----------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ---------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: OMNI Energy Services Corp.
                         --------------------------
Former name if applicable: NA
                           --
Address of principal executive office (Street and number): 4500 NE Interstate 49
                                                           ---------------------
City, state and zip code: Carencro, LA 70520
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR of Form
  [X] N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

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The Registrant is unable to timely file its Form 10-K for the period ended
December 31, 2004, because the audit of the financial statements of the Registrant is not complete. Our Auditors, Pannell Kerr Forster of Texas, P.C., were engaged on February 24, 2005 and the time required to complete the audit was not sufficient and could not be completed without unreasonable effort and expense on behalf of the Company. The Registrant expects to file its Form 10-K within the 15 calendar days provided by this extension.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Darcy Klug                   (337)                          896-2729
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       (Name)                  (Area Code)                  (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
                                                [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           OMNI ENERGY SERVICES CORP.
                           --------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 2005                              By: /s/ G. Darcy Klug
                                                     ---------------------------

                                                 Name: G. Darcy Klug

                                                 Title: Executive Vice President

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                                    EXHIBIT 1

April 1, 2005

To the Board of Directors and Stockholders
OMNI Energy Services Corp.

Pursuant to Rule 12B-25 of the General Rules and Regulations under Securities and Exchange Act of 1934, we inform you that we have been furnished a copy of Form NT 10-K to be filed by OMNI Energy Services Corp. ("OMNI") on or about April 1, 2005, which contains notification of the registrant's inability to file its Form 10-K by March 31, 2005. We have read OMNI's statements contained in
Part III therein and we agree with the stated reason as to why the audit and report on the consolidated financial statements for the year ended December 31, 2004 to be included in the Form 10-K has not been completed.


/s/ Pannell Kerr Forster of Texas, P.C.